LAWRENCE VENICK Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct +852.3923.1188 Main +852.3923.1111 Fax +852.3923.1100 lvenick@loeb.com

Via EDGAR

August 13, 2024

Mr. Matthew Derby

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:	Real Messenger Corp (the “Company”)
Amendment No. 10 to Registration Statement on Form F-4
Filed August 9, 2024
File No. 333-273102

Dear Mr. Matthew Derby:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated August 7, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 9 to Registration Statement on Form F-4 filed August 2, 2024 (the “Amendment”).

The Company has filed via EDGAR Amendment No. 11 to the Registration Statement, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 10 to Form F-4

Cover Page

1.	Pursuant to Section 4.2(b) of Amendment 5 to the Merger Agreement, the Purchaser will issue 6.4 million Ordinary shares, comprised of 2.8 million Class A Purchaser Ordinary Shares and 3.6 million Class B Purchaser Ordinary Shares. Annex A provides a breakdown that is comprised of 2.9 million Class A Purchaser Ordinary Shares and 3.5 million Class B Purchaser Ordinary Shares. Tell us why the settlement terms within the Amended Merger Agreement differ. In addition, the revised cover page disclosure indicates that Mr. Ma will hold 3.3 million PubCo Class B Ordinary shares and his wife will hold 1.2 million for a total of 4.5 million Class B Ordinary Shares while disclosures elsewhere in the filing continue to refer to the issuance of 3.6 million PubCo Class B and 2.8 million PubCo Class A Ordinary Share. Further, you refer to Mr. Ma and his family holding 4.6 million Pubco Class B Ordinary Shares on page 69. Please explain the inconsistencies between the Merger Agreement and your revised cover page disclosures as well as the inconsistences within your filing. Revise as necessary.

Response: In response to the Staff’s comment, we have updated the cover page with the settlement terms of 1,900,000 PubCo Class A Ordinary Shares and 4,500,000 PubCo Class B Ordinary Shares, which is consistent with the Amended Merger Agreement. The Amendment has been updated to show that Mr. Ma and his wife hold, in the aggregate, 4,500,000 PubCo Class B Ordinary Shares and 200,000 PubCo Class A Ordinary Shares. The 4,500,000 PubCo Class B Ordinary Shares will be issued to them (through their personal holding companies) as their portion of the Merger Consideration. The 200,000 PubCo Class A Ordinary shares consist of 100,000 PubCo Class A Ordinary Shares to be issued upon the conversion of a 2023 Convertible Note purchased in the 2023 Private Placement and an additional 100,000 PubCo Class A Ordinary Shares to be transferred to the Convertible Note Holder from Nova Pulsar Holdings Limited (the Sponsor) at the Closing.

2.	Please provide us with the calculations to support your revised disclosures where you indicate that Real Messenger Shareholders will have approximately 89.6% of the aggregate voting power of all issued PubCo Ordinary Shares while Sponsor will have approximately 7.54%. Ensure your calculations are supported by the terms of the amended Merger Agreement.

Response: Pursuant to PubCo Amended and Restated Memorandum and Articles of Association, the voting rights are one (1) vote for each Class A Ordinary Share and ten (10) votes for each Class B Ordinary Share.

Assuming there is no redemption of NOVA Ordinary Shares, PubCo shall have 9,455,665 outstanding and issued PubCo Ordinary Shares immediately after the Business Combination; please refer to the following table:

Total number of PubCo Ordinary shares	Class A PubCo Ordinary shares	Class B PubCo Ordinary shares	Voting Power (vote)	Voting Power %

9,455,665	4,955,665	45,000,000	49,955,665	100%

The calculation of voting power of Real Messenger Shareholders and Nova Vision’s existing shareholders, including the Sponsor, is set forth in the following table:

Parties	Class A PubCo Ordinary share	Class B PubCo Ordinary share	Voting Power (vote)	Voting Power %

Real Messenger Shareholders	1,900,000	4,500,000	46,900,000	93.88%
Nova Vision’s existing shareholders, including the Sponsor	2,532,665	-	2,532,665	5.07%
Other shareholders	523,000	-	523,000	1.05%
Total	4,955,665	4,500,000	49,955,665	100%

The Company has revised the disclosure on the cover page in response to the Staff’s comments.

Nasdaq De-Listing Notice, page 20

3.	We note that Nova Vision Acquisition Corp received a non-compliance notice from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC on August 8, 2024. Please revise this section to update the status of Nova Vision Acquisition Corp’s NASDAQ listing as of the most recent practicable date.

Response: The Company has revised the disclosure on page 20 in response to the Staff’s comments.

General

4.	We note Nova Vision Acquisition filed a Form 8-K on August 12, 2024 indicating that at the August 6, 2024 Annual Meeting, shareholders approved the proposal to amend the company’s amended and restated memorandum and articles of incorporation giving Nova Vision the right to extend the date by which to complete a business combination for six additional times from August 10, 2024 to February 10, 2025. Please revise your disclosures throughout the filing where you state Nova Vision “expects to hold its annual meeting” and discuss the outcome of such meeting. In addition, tell us whether any shareholders elected to redeem their shares as a result of such election and if so, ensure the pro forma financial statements are appropriately revised.

Response: The Company has revised the disclosure throughout the Amendment in response to the Staff’s comment.

5.	Please revise to include Amendment No. 5 to the Agreement and Plan of Merger or tell us why it is not required.

Response: The Company has included Amendment No. 5 to the Agreement and Plan of Merger to the Amendment.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc: Kwai Hoi Ma